Exhibit 99.1
Appendix 4E
Preliminary final report for the twelve months to 30 June 2025

Name of entity
MESOBLAST LIMITED ABN 68 109 431 870

1.Reporting period

Report for the financial year ended	30 June 2025
Previous corresponding period is the financial year ended	30 June 2024

2.Results for announcement to the market

	Up/down	% change		Amount reported for the year ended 30 June 2025 USD’000
Revenues from ordinary activities (item 2.1)	Up	191%	to	17,198
Loss from ordinary activities after tax attributable to members (item 2.2)	Up*	16%	to	102,142

Net loss for the period attributable to members (item 2.3)	Up*	16%	to	102,142
*Increase in loss

There are no dividends being proposed or declared for the period (item 2.4 and 2.5)

Commentary related to the above results
Please refer to ‘Item 5.A Operating results’ within the Form 20-F for the year ended 30 June 2025.

3.Net tangible assets per security

	30 June 2025	30 June 2024
Net tangible (liability)/asset backing per ordinary security (in USD cents)	3.38 cents	(6.24) cents

A large proportion of the Company’s assets are intangible in nature, consisting of goodwill, acquired licenses to patents, in-process research and development acquired, currently marketed products and right-of-use assets. Our intangible assets primarily relate to the acquisition of both Mesoblast, Inc and the culture-expanded Mesenchymal Stem Cell technology. These assets and the associated provision for contingent consideration are excluded from the calculation of net tangible assets per security. As at June 30, 2025 and 2024, the value of deferred tax liabilities was $Nil.

4.Other documents accompanying this Appendix 4E
This Appendix 4E should be read in conjunction with the Mesoblast annual report on the form 20-F, which includes:
-Item 18 Financial Statements; and
-Other sections as tabled below.
This preliminary final report and the associated Directors’ Report are found throughout the various sections of the accompanying Mesoblast annual report on the form 20-F.
The following table has been provided to assist readers to locate each section of the Directors’ Report within the accompanying annual report on the form 20-F.

Sections of Directors’ Report	Form 20-F Reference
Principal activities	Item 5.A Operating Results See subheading – “Financial Overview”
Review of operations and activities	Item 4.B Business Overview Item 5.A Operating Results
Business strategies and prospects for future years	Item 4.B Business Overview
Business risks	Item 3.D Risk Factors
Significant changes in the state of affairs	Item 5.A Operating Results See subheading – “Significant changes in the state of affairs”
Matters subsequent to the end of the financial year	Item 8.B Significant Changes
Likely developments and expected results of operations	Item 5.A Operating Results See subheading – “Likely developments and expected results of operations”
Environmental regulations	Item 5.A Operating Results See subheading – “Environmental regulations”
Dividends	Item 4.B Business Overview See subheading – “Dividends”
Information on directors	Item 6.A Key Management Personnel See subheading – “Details of Directors and Senior Management”
Remuneration report	The Remuneration report starts at Item 6 and ends part way through Item 6.B as indicated
Indemnification of officers	Item 6.B Compensation See subheading – “Indemnification of officers”
Proceedings on behalf of the group	Item 6.B Compensation See subheading – “Proceedings on our behalf”
Non-Audit Services	Item 6.B Compensation See subheading – “Non-audit services”
Auditor’s independence declaration	Exhibits 99.2
Directors’ Resolution	Item 6.B Compensation See subheading – “Directors’ resolution”

5.Audited Financial Report 2025
This preliminary final report has been based on accounts which have been audited by the Group’s auditors, PricewaterhouseCoopers (PwC). The independent auditors report is attached to the Financial Statements within the Form 20-F.
A copy of the audited Financial Statements for the year ended 30 June 2025 is included in Item 18 Financial Statements within the Form 20-F.
- End of Appendix 4E -